CRC INSURANCE SERVICES, INC.
ATTN: Scott Hall
199 WATER STREET-28TH FL
NEW YORK, NY 10038

INSURED:	ARDEN ASSET MANAGEMENT LLC
PRODUCT:	**DFIBond**
POLICY NO:	82364163
TRANSACTION:	RENL

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

ARDEN ASSET MANAGEMENT LLC
375 PARK AVENUE 32ND FLOOR
NEW YORK, NY 10152

Bond Number: 82364163

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.   BOND PERIOD: from   12:01 a.m. on   May 12, 2015
                           to   12:01 a.m. on   May 12, 2016

ITEM 2.   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 3,000,000	$ 0
2.	On Premises	$ 3,000,000	$ 25,000
3.	In Transit	$ 3,000,000	$ 25,000
4.	Forgery or Alteration	$ 3,000,000	$ 25,000
5.	Extended Forgery	$ 3,000,000	$ 25,000
6.	Counterfeit Money	$ 3,000,000	$ 25,000
7.	Threats to Person	$ Not Covered	$ N/A
8.	Computer System	$ 3,000,000	$ 25,000
9.	Voice Initiated Funds Transfer Instruction	$ 3,000,000	$ 25,000
10.	Uncollectible Items of Deposit	$ 25,000	$ 2,500
11.	Audit Expense	$ 25,000	$ 0

ITEM 3.   THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

14-02-9228	14-02-14098	17-02-1360i	17-02-1582	17-02-2335i	17-02-2336i	17-02-2365
17-02-2367	17-02-2437	17-02-2976	17-02-4779	17-02-5602	17-02-7066	17-02-2863

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Maureen A. Brundage
Secretary

Paul J. Krump
President

Countersigned by _____ June 15, 2015 _____

_____
Authorized Representative

Effective date of
this endorsement/rider: May 12, 2015

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82364163

Issued to: ARDEN ASSET MANAGEMENT LLC

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Effective date of
this endorsement/rider: May 12, 2015

FEDERAL INSURANCE COMPANY

Endorsement/Rider No.   2

To be attached to and
form a part of Bond No.   82364163

Issued to: Arden Asset Management LLC

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 ("the Act"), due to:

(i)   the creation of a new **Investment Company**, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii)   an increase in asset size of current **Investment Companies** covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

NAME OF ASSURED: ARDEN ASSET MANAGEMENT LLC

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13., Termination, the following:

''Termination By The Company

Bonds In Effect For More Than Sixty (60) Days

If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

1.   Nonpayment of premium;

2.   Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

3.   Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

4.   Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

5.   Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

6.   Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

7.   Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

8.   Such other reasons that are approved by the Commissioner;

9.   Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

10.   Substantial breaches of contractual duties, conditions or warranties; or

11.   Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.   Bond Number:

b.   Date of Notice;

c.   Reason for Cancellation;

d.   Expiration Date of the Bond;

e.   Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2.   It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 15, 2015   By _____
                                                              Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No. 4

Bond Number: 82364163

NAME OF ASSURED: ARDEN ASSET MANAGEMENT LLC

_____

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company**.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 3,000,000	$ 0
2. On Premises	$ 3,000,000	$ 25,000
3. In Transit	$ 3,000,000	$ 25,000
4. Forgery or Alteration	$ 3,000,000	$ 25,000
5. Extended Forgery	$ 3,000,000	$ 25,000
6. Counterfeit Money	$ 3,000,000	$ 25,000
7. Threats to Person	$ N/A	$ N/A
8. Computer System	$ 3,000,000	$ 25,000
9. Voice Initiated Funds Transfer Instruction	$ 3,000,000	$ 25,000
10. Uncollectible Items of Deposit	$ 25,000	$ 2,500
11. Audit Expense	$ 25,000	$ 0
12. Stop Payment Order or Refusal To Pay Check	$ 25,000	$ 2,500
13. Telefacsimile Instruction	$ 3,000,000	$ 25,000
14. Extended Computer Systems	$ 3,000,000	$ 25,000
15. Unauthorized Signature	$ 25,000	$ 2,500

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 15, 2015   By _____
                                      Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

Bond Number: 82364163

NAME OF ASSURED: ARDEN ASSET MANAGEMENT LLC

AMENDING DEFINITION OF EMPLOYEE-FORMER EMPLOYEES ENDORSEMENT

It is agreed that this Bond is amended by adding to the definition of **Employee** in Section 1., Definitions, the following:

(9)   a natural person who resigns, retires or is terminated from the service of the ASSURED during the BOND PERIOD provided that this applies:

   a.   for a period of 60 (sixty) days subsequent to such resignation, retirement or termination but not beyond the date of expiration or termination of the Bond; and

   b.   if such resignation, retirement or termination has not arisen from or in connection with the discovery by the ASSURED of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 15, 2015   By _____
                                                                    Authorized Representative

ICAP Bond
Form 17-02-2335 (Ed. 10-00)

NAME OF ASSURED: ARDEN ASSET MANAGEMENT LLC

AMENDING DEFINITION OF EMPLOYEE-CONSULTANT ENDORSEMENT

It is agreed that this Bond is amended by adding to the definition of **Employee** in Section 1., Definitions, the following:

(10)   a consultant retained by the ASSURED and an employee of such consultant while either is performing consulting services for the ASSURED pursuant to a written contract.

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 15, 2015   By _____
                                                                              Authorized Representative

ICAP Bond
Form 17-02-2336 (Ed. 10-00)

NAME OF ASSURED: ARDEN ASSET MANAGEMENT LLC

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

    "12. Stop Payment Order or Refusal to Pay Check

    Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

    a. complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

    b. refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."

2. By adding the following Specific Exclusion:

    "Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 12

    This Bond does not directly or indirectly cover:

    a. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

    b. loss arising out of:

    (1) libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

    (2) sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

    (3) discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 15, 2015   By _____
                                                              Authorized Representative

ICAP Bond
Form 17-02-2365 (Ed. 10-00)

NAME OF ASSURED: ARDEN ASSET MANAGEMENT LLC

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

13.   Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other **Property** or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a **Customer**, financial institution or another office of the ASSURED by **Telefacsimile** directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or **Property** or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such **Telefacsimile** instructions:

a.   bear a valid test key exchanged between the ASSURED and a **Customer** or another financial institution with authority to use such test key for **Telefacsimile** instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

b.   fraudulently purport to have been sent by such **Customer** or financial institution when such **Telefacsimile** instructions were transmitted without the knowledge or consent of such **Customer** or financial institution by a person other than such **Customer** or financial institution and which bear a **Forgery** of a signature, provided that the **Telefacsimile** instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the **Customer**, or an employee of another financial institution.

2.   By deleting from Section 1., Definitions, the definition of **Customer** in its entirety, and substituting the following:

d.   **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction** or **Telefacsimile** Instruction.

3.   By adding to Section 1., Definitions, the following:

r.   **Telefacsimile** means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. **Telefacsimile** does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.   By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

j.   loss resulting directly or indirectly from **Telefacsimile** instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 15, 2015   By _____
                                                                      Authorized Representative

Effective date of
this endorsement/rider: May 12, 2015

FEDERAL INSURANCE COMPANY

Endorsement/Rider No.   9

To be attached to and
form a part of Bond No.   82364163

Issued to: ARDEN ASSET MANAGEMENT LLC

_____

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.   The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with
the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the
rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been
furnished to all insured **Investment Companies** and the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the
terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

NAME OF ASSURED: ARDEN ASSET MANAGEMENT LLC

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

    14. Extended Computer Systems

         A. Electronic Data, Electronic Media, Electronic Instruction

             Loss resulting directly from:

             (1) the fraudulent modification of **Electronic Data, Electronic Media** or **Electronic Instruction** being stored within or being run within any system covered under this INSURING CLAUSE,

             (2) robbery, burglary, larceny or theft of **Electronic Data, Electronic Media** or **Electronic Instructions**,

             (3) the acts of a hacker causing damage or destruction of **Electronic Data, Electronic Media** or **Electronic Instruction** owned by the ASSURED or for which the ASSURED is legally liable, while stored within a **Computer System** covered under this INSURING CLAUSE, or

             (4) the damage or destruction of **Electronic Data, Electronic Media** or **Electronic Instruction** owned by the ASSURED or for which the ASSURED is legally liable while stored within a **Computer System** covered under INSURING CLAUSE 14, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy **Electronic Data, Electronic Media**, or **Electronic Instruction** in the **Computer System** in which the computer program or instruction so written or so altered is used.

B. Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1) an **Electronic Communication System**,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication,

directly into the ASSURED'S **Computer System** or **Communication Terminal**, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of **Electronic Media** to the ASSURED or during electronic transmission to the ASSURED'S **Computer System** or **Communication Terminal**.

C. Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1) an **Electronic Communication System**,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication,

directly into a **Computer System** or **Communication Terminal** of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of **Electronic Media** from the ASSURED or during electronic transmission from the ASSURED'S **Computer System** or **Communication Terminal**, and for which loss the ASSURED is held to be legally liable.

2. By adding to Section 1., Definitions, the following:

    s. **Communication Terminal** means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. **Communication Terminal** does not mean a telephone.

    t. **Electronic Communication System** means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

    u. **Electronic Data** means facts or information converted to a form usable in **Computer Systems** and which is stored on **Electronic Media** for use by computer programs.

    v. **Electronic Instruction** means computer programs converted to a form usable in a **Computer System** to act upon **Electronic Data**.

    w. **Electronic Media** means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3. By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 14

This Bond does not directly or indirectly cover:

    a. loss resulting directly or indirectly from **Forged**, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of **Electronic Data**;

    b. loss of negotiable instruments, securities, documents or written instruments except as converted to **Electronic Data** and then only in that converted form;

    c. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, **Electronic Media** failure or breakdown or any malfunction or error in programming or error or omission in processing;

    d. loss resulting directly or indirectly from the input of **Electronic Data** at an authorized electronic terminal of an **Electronic Funds Transfer System** or a **Customer Communication System** by a person who had authorized access from a customer to that customer's authentication mechanism; or

    e. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

    f. loss resulting directly or indirectly from:

        (1) written instruction unless covered under this INSURING CLAUSE; or

        (2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

4.   By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, **Electronic Data, Electronic Media** or **Electronic Instruction** used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other **Electronic Data, Electronic Media** or **Electronic Instruction** of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such **Electronic Data, Electronic Media** or **Electronic Instruction** subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such **Electronic Data** can not be reproduced and said **Electronic Data** represents **Securities** or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 15, 2015   By _____
                                                                        Authorized Representative

Endorsement No: 11

Bond Number: 82364163

NAME OF ASSURED: ARDEN ASSET MANAGEMENT LLC

AMENDING DEFINITION OF EMPLOYEE – LEASED SERVICES ENDORSEMENT

It is agreed that: this Bond is amended by adding to the definition of **Employee** in Section 1., Definitions, the following:

(11)   a natural person whose services are leased by the ASSURED whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which result is accomplished in the performance of such service.

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 15, 2015   By_____
                                                                                    Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 12

Bond Number: 82364163

NAME OF ASSURED: ARDEN ASSET MANAGEMENT LLC

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

15.   Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or **Withdrawal Order** made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.   By adding to Section 1., Definitions, the following:

x.   **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

y.   **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)   not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)   of a type commonly dealt in on securities exchanges or markets, and

(3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

z. **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction**, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 15, 2015   By _____
                                              Authorized Representative

Effective date of
this endorsement/rider: May 12, 2015

FEDERAL INSURANCE COMPANY

Endorsement/Rider No.   13

To be attached to and
form a part of Bond No.   82364163

Issued to: ARDEN ASSET MANAGEMENT LLC

AMENDING GENERAL AGREEMENT C. ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended by adding to General Agreement C., Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company the following:

"If the ASSURED, while this Bond is in force, creates a separate investment portfolio, and within ninety (90) days of such creation notifies the COMPANY thereof, then this Bond shall automatically apply to the newly created investment portfolio. The COMPANY may make such coverage subject to the payment of any additional premium."

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 14

Bond Number: 82364163

NAME OF ASSURED: ARDEN ASSET MANAGEMENT LLC

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13, Termination, the following:

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

Bonds In Effect More Than Sixty (60) Days

If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

1.   Nonpayment of premium;

2.   Conviction of a crime arising out of acts increasing the hazard insured against ;

3.   Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

4.   Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

5.   If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

6.   A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

7.   Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the **Property** will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Notice Of Termination

Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

Return Premium Calculations

The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY."

2.   By adding a new Section reading as follows:

"Section 17. Election To Conditionally Renew / Nonrenew This Bond

Conditional Renewal

If the COMPANY conditionally renews this Bond subject to:

1.   Change of limits of liability ;

2.   Change in type of coverage;

3.   Reduction of coverage;

4.   Increased deductible;

5.   Addition of exclusion; or

6.   Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

Notices Of Nonrenewal And Conditional Renewal

1.   If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

    a.   The expiration date; or

    b.   The anniversary date if this Bond has been written for a term of more than one year.

2.   Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

3.   Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3. By adding to General Agreement B., Representations Made By Assured, the following:

No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 15, 2015   By _____
                                               Authorized Representative